Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	For the year ended December 31,
	2004(1)	2005	2006	2007	2008	2009
Earnings:
Income before taxes, noncontrolling interests and equity in earnings of equity investees	$(205)	$(17,371)	$(13,567)	$(7,242)	$(6,625)	$(3,740)
Interest expense, net of amortization of premium/discount	5,455	16,186	29,353	26,957	25,229	24,585
Amortization of deferred financing fees	163	820	1,114	1,036	992	1,047
Distributed income of equity investees	808	879	787	364	277	393
Total earnings	$6,221	$514	$17,687	$21,115	$19,873	$22,285

Fixed Charges:
Interest expense, net of amortization of premium/discount	$5,455	$16,186	$29,353	$26,957	$25,229	$24,585
Capitalized interest				58	453	554
Amortization of deferred fees	163	820	1,114	1,036	992	1,047
Total fixed charges	$5,618	$17,006	$30,467	$28,051	$26,674	$26,186

Consolidated ratio of earnings to fixed charges (2)	1.11	-	-	-	-	-

1) Information presented for periods prior to January 31, 2005, the date of our initial public offering, relate to our predecessor.

2) For the years ended December 31, 2005, 2006, 2007, 2008 and 2009 fixed charges exceeded earnings by $16,492, $12,780, $6,936, $6,801 and $3,901, respectively.